Exhibit 99.5

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 40-F/A of Novadaq Technologies Inc. (the “Company”) for the fiscal year ended December 31, 2014, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Roger Deck, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: July 10, 2015	/s/ Roger Deck
Roger Deck
Chief Financial Officer